Exhibit 99.2

SUPPLEMENTAL AGREEMENT

THIS SUPPLEMENTAL AGREEMENT (this “Agreement”) is entered into on February 24, 2021 by and among:

1.	Luokung Technology Corp., a company incorporated under the laws of the British Virgin Islands (the “Purchaser”);

2.	Beijing Zhong Chuan Shi Xun Technology Limited (北京中传视讯科技有限公司), a company incorporated under the laws of the People’s Republic of China (the “PRC”) (the “Domestic Purchaser”);

3.	Saleya Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”);

4.	eMapgo Technologies (Beijing) Co., Ltd. (易图通科技（北京）有限公司), a company incorporated under the laws of the PRC (the “Onshore Opco”);

5.	Beijing DMG Infotech Co., Ltd. (北京龙图通信息技术有限公司), a company incorporated under the laws of the PRC (the “WFOE”);

6.	the Persons set forth in Part I of the Schedule A (collectively, the “Offshore Selling Shareholders” and each an “Offshore Selling Shareholder”); and

7.	the Persons set forth in Part II of the Schedule A (collectively, the “Onshore Selling Shareholders” and each an “Onshore Selling Shareholder”, together with Offshore Selling Shareholders, the “Selling Shareholders” and each a “Selling Shareholder”, for the avoidance of doubt, to the person that is set forth as both Onshore Selling Shareholder and Offshore Selling Shareholder simultaneously, such person shall undertake the obligations and have the right of the Onshore Selling Shareholder or Offshore Selling Shareholder wherever applicable).

The Purchaser, the Domestic Purchaser, the Company, the Onshore Opco, the WFOE and the Selling Shareholders may hereinafter be collectively referred to as the “Parties” and each a “Party”.

Unless otherwise defined or specified herein, capitalized terms used herein shall have the same meanings given in the Share Purchase Agreement entered into by and among the Parties and certain other parties named therein on August 27, 2019 (the “Purchase Agreement”).

RECITALS

A.	The Parties have entered into the Purchase Agreement, pursuant to which (i) the Purchaser has agreed to purchase, and each of the Offshore Selling Shareholders of the Company has agreed to sell, certain number and type of the Shares in the Company at the Closing, and (ii) the Domestic Purchaser has agreed to purchase, and each of the Onshore Selling Shareholders of the Onshore Opco has agreed to sell, certain equity interest in the Onshore Opco at the Closing, subject to the terms and conditions set forth in the Purchase Agreement.

B.	The Parties have entered into a Supplemental Agreement on October 11, 2019 (the “Supplemental Agreement I”).

C.	Immediately after the Closing, the Purchaser will hold entire Shares of the Company and the Domestic Purchaser will hold 100% equity interest of the Onshore Opco.

D.	To facilitate the transactions contemplated thereby, the Parties agree to further clarify and make amendments to the Purchase Agreement.

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NOW, THEREFORE, considering the mutual promises stipulated in the above recitals and the following sections of this Agreement and the adequate, good and valuable consideration received, which is hereby acknowledged, the Parties agree to the following:

1.	Closing Schedule and Payment Schedule

1.1. The Supplemental Agreement I shall be terminated upon the execution of this Agreement and shall be deemed null and void ab initio. The Parties acknowledge that subject to the amendment according to this Agreement, the Purchase Agreement shall have binding force on the Parties.

1.2. Notwithstanding anything to the contrary contained in the Transaction Documents, including but not limited to Section 2.5 of the Purchase Agreement, the Parties agree that the Closing shall occur on or prior to March 31, 2021 (in which case the Long-Stop Date shall also be extended to the same), unless otherwise further agreed in writing by all the Offshore Selling Shareholders and the Purchaser.

1.3. The Aggregate Offshore Purchase Price shall consist (i) a cash amount of USD equivalents of RMB413,066,326 and (ii) a number of LKCO Common Shares equivalents of 127,028,593 with issuing price of USD 2.00 per share, of which 28,673, 344,082, 1,319,984, 911,459, 104,300 LKCO Common Shares were issued on February 5, 2020 to Rui-Xia Ding (丁蕊霞), Guan-Hua Fu (符冠华), Hong-Bin Lu (陆洪彬), Zhi-Xun Wang (王志勋), YEH, MING TUNG (叶明通), respectively. With respect to each Offshore Selling Shareholder, as of the date of this Agreement, the outstanding aggregate offshore purchase price for all Purchased Shares of such Offshore Selling Shareholder (the “Offshore Purchase Price” for such Offshore Selling Shareholder) shall be the respective cash amount and the amount of LKCO Common Shares sets forth opposite such Offshore Selling Shareholder’s name under the headings “Purchase Price - Cash” and “Purchase Price - Outstanding Share” in SCHEDULE B of this Agreement. For the avoidance of doubt, the Restricted Period for the LKCO Common Shares issued according to this Article 1.3 and issued on February 5, 2020 shall commence on the date of this Agreement.

1.4. The aggregate purchase price for all Purchased Equity Interests of all Onshore Selling Shareholders (the “Aggregate Onshore Purchase Price”, together with the Aggregate Offshore Purchase Price, the “Aggregate Purchase Price”) shall be a cash amount of RMB296,501,587. With respect to each Onshore Selling Shareholder, the onshore purchase price for all Purchased Equity Interests of such Onshore Selling Shareholder (the “Onshore Purchase Price” for such Onshore Selling Shareholder) shall be set forth opposite such Onshore Selling Shareholder’s name under the heading “Onshore Purchase Price” in SCHEDULE C.

1.5. Notwithstanding anything to the contrary contained in the Transaction Documents, including but not limited to Section 2.8(a) of the Purchase Agreement, the Purchaser shall deliver or cause to be delivered to each Offshore Selling Shareholder the respective Offshore Purchase Price according the respective instrument of transfer entered into by and among the Purchaser and each Offshore Selling Shareholder;

1.6. Notwithstanding anything to the contrary contained in the Transaction Documents, including but not limited to Section 2.8(b) of the Purchase Agreement, the Domestic Purchaser shall deliver or cause to be delivered to each Onshore Selling Shareholder the respective Onshore Purchase Price in according with the respective Onshore Equity Transfer Agreement.

1.7. For the avoidance of doubt, each Party shall be relieved, held harmless from and against all liabilities, damages, actions, suits, proceedings, claims, costs, charges and expenses suffered or incurred by or brought or made against such Party, as a result of or in connection with (i) the Supplemental Agreement I, (ii) the failure to consummate the Closing by September 30, 2019 or, (iii) with respect to Purchaser and the Domestic Purchaser, to make the full payment of the Aggregate Purchase Price to the Selling Shareholders, including but not limited to the liquidated damages set forth in Section 9.4 of the Purchase Agreement.

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2.	REPRESANTATIONS AND WARRANTIES

2.1. Representations and Warranties of Each Party. Each Party, severally but not jointly, represents and warrants to each other Party, that (i) such Party has all requisite power, authority and capacity to execute and deliver this Agreement, and to perform its obligations hereunder. This Agreement, when executed and delivered by such Party, will constitute legal, valid and binding obligations of such Party and enforceable against it in accordance with terms hereunder; (ii) this Agreement has been reviewed and approved by their board, shareholders and/or other equivalent corporate organs, and in connection with the execution and delivery hereof, the Parties have received all requisite consents, waivers and approvals; and (iii) other than this Agreement, none of the Parties, or any of their respective Affiliates, has entered into any other binding agreement that has the effect of amending, waiving or otherwise modifying, in each case, either conditionally or otherwise, any provisions of the Purchase Agreement or any other Transaction Documents.

2.2. Effectiveness of the Prior Representations and Warranties. For the avoidance of doubt, each of the Company, the Onshore Opco and the WFOE, severally and jointly, represents and warrants that the representations and warranties with respect to the Group Companies as set forth in the Article III of the Purchase Agreement are true, correct and complete as of the date hereof and as of the Closing Date. Each Selling Shareholder, severally and not jointly, represents and warrants that the representations and warranties with respect to the respective Selling Shareholder as set forth in the Article IV of the Purchase Agreement are true, correct and complete as of the date hereof and as of the Closing Date.

3.	MISCELLANEOUS

3.1. Amendment to the Purchase Agreement. This Agreement shall be read and construed as an amendment to, and shall form part of, the Purchase Agreement. Except for the terms explicitly amended or terminated hereunder, the remaining of the Purchase Agreement shall be in full force. In the event there is any discrepancy between this Agreement and the Purchase Agreement, the terms and conditions of this Agreement shall prevail.

3.2. Incorporation by Reference. Article X of the Purchaser Agreement shall be incorporated by reference into this Agreement and apply to this Agreement, mutatis mutandis, as if reference to “this Agreement” in such provisions of the Purchase Agreement is a reference to “this Agreement”.

3.3. Further Assurances. Each Party shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the agreements and transactions contemplated by this Agreement, including without limitation the adoption of any necessary or appropriate amendments to the Transaction Documents.

3.4. Remedies. Without prejudice to any other rights or remedies which a Party may have under this Agreement, the Parties acknowledge and agree that damages may not be an adequate remedy for any breach of this Agreement and the remedies of injunction, specific performance and other non-monetary remedies (in addition to damages) as permitted by applicable laws are appropriate for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for a Party to seek enforcement of rights under this Agreement.

3.5. Effectiveness and Validity. This Agreement shall take effect and become legally binding on the Parties immediately upon execution by the Parties on the date hereof.

[Signatures on the Following Pages]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

COMPANY

Saleya Holdings Limited

By:
Name:
Title:

ONSHORE OPCO

eMapgo Technologies (Beijing) Co., Ltd.
(易图通科技（北京）有限公司)

By:
Name:
Title:

WFOE

Beijing DMG Infotech Co., Ltd.
(北京龙图通信息技术有限公司)

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

PURCHASER

Luokung Technology Corp.

By:
Name:
Title:

DOMESTIC PURCHASER

Beijing Zhong Chuan Shi Xun Technology Limited
(北京中传视讯科技有限公司)

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Zhi-Xun Wang (王志勋)

By:

Hong-Bin Lu (陆洪彬)

By:

Zhi-Gang Wang (王志钢)

By:

Guan-Hua Fu (符冠华)

By:

YEH, MING TUNG (叶明通)

By:

Rui-Xia Ding (丁蕊霞)

By:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Globalearth Holdings Limited

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Global Earth Venture Limited

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Shanghai Zhizhuo Information Technology Co., Ltd. (上海知卓信息科技有限公司)

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Beijing Shengjia Tongce Technology Center (Limited Partnership) (北京盛佳同策科技中心（有限合伙）)

By:
Name:
Title:

Beijing Yitu Youwei Technology Center (Limited Partnership) (北京易图有为科技中心（有限合伙）)

By:
Name:
Title:

Beijing Yuandong Technology Partnership Enterprise (Limited Partnership) (北京源动科技合伙企业（有限合伙）)

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Beijing Yitu Youdao Technology Center (Limited Partnership) (北京易图有道科技中心（有限合伙）)

By:
Name:
Title:

Beijing Yitu Jingshi Technology Center (Limited Partnership) (北京易图精实科技中心（有限合伙）

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Beijing Jingyingcai Investment Co., Ltd. (北京经英才投资有限公司)

By:
Name:
Title:

EMG - Signature Page to the Supplemental Agreement

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SELLING SHAREHOLDERS

Zhu-Ping Zhuang (庄竹萍)

By:

EMG - Signature Page to the Supplemental Agreement

SCHEDULE A

PART I – OFFSHORE SELLING SHAREHOLDERS

PART II – ONSHORE SELLING SHAREHOLDERS

SCHEDULE A

SCHEDULE B

OFFSHORE SELLING SHAREHOLDERS AND PURCHASED SHARES

SCHEDULE C

ONSHORE SELLING SHAREHOLDERS AND PURCHASED EQUITY INTERESTS